Filed by Clever Leaves Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Clever Leaves International Inc.

Schultze Special Purpose Acquisition Corp.

(Commission File No. 001-38760)

CLEVER LEAVES

Analyst Day Presentation

August 25, 2020

Key Leadership

World-class management team with a track record of outstanding execution

Clever Leaves



Kyle Detwiler
Chief Executive Officer

- Founded Northern Swan Holdings in 2017, which merged with Clever Leaves in 2019
- Co-founded Silver Swan Capital, an investment firm focused on niche and under-followed sectors
- Former Principal at Blackstone's Tactical Opportunities Fund
- Former investment professional at KKR, focused on the oil and gas, energy, natural resource, and health care sectors
- MBA from Harvard Business School

KKR Blackstone



Andrés Fajardo
President

- Founded Clever Leaves Colombia and managed from inception the development of LatAm's #1 medical cannabis and hemp cultivation and extraction operation
- Founding Partner of Mojo Ventures, an incubator focused on working with startups
- Former President/CEO of IQ Outsourcing
- Principal Member at Booz & Company
- MBA from Harvard Business School

booz&co. mojo ventures iQ OUTSOURCING

Schultze Special Purpose Acquisition Corp.



George Schultze
Chairman, President, & CEO

- Founder and CEO of Schultze Asset Management
- Widely recognized as an expert on event driven and special situations Investing
- Previously with MD Sass, Fiduciary Partners, Mayer Brown & Platt, and Merrill Lynch
- $3.2 billion of capital invested
- Track record of PIPE and activist public investing to drive value creation
- JD/MBA from Columbia Business School and Columbia Law School

FP MAYER|BROWN MD SASS Merrill Lynch Schultze Asset Management, LP



Gary Julien
Executive Vice President, Director

- Managing Director at Schultze Asset Management
- Extensive experience in M&A, private equity, public equity investing, corporate finance, and SPACs
- Previous senior M&A, investment, and corporate finance positions with Gabelli, Bronson Point, Kanders & Company, Armor Holdings, Global Crossing, and Bear Stearns
- MBA from Columbia Business School

ARMOR HOLDINGS KANDERS & CO. BRONSON POINT BEAR STEARNS Global Crossing Schultze Asset Management, LP

Clever Leaves Management

Highly experienced and accomplished leadership team



Kyle Detwiler
Chief Executive Officer

Blackstone | KKR | Harvard Business School



Andrés Fajardo
President

booz&co. | Harvard Business School



Del Wright
Chief Strategy Officer

Skadden | Bessemer Trust | Credit Suisse



Amit Pandey
Vice President of Finance

AIG | William Grant & Sons | PayCommerce



David Kastin
General Counsel

Town Sports International | theVitamin Shoppe



Julián Wilches
Chief Regulatory Officer



Joe Jacober
Chief Executive Officer, Herbal Brands

Dial | China Mist



Bobby Yavari
Head of Clever Leaves 360 (B2B Division)

Driscoll's | Chiquita



Senator Tom Daschle
Senior Advisor

Former US Senate Majority Leader

Investment Highlights

1. Leader in low-cost medical-focused cannabis cultivation and extraction
2. Thoughtfully constructed, vertically integrated multi-national operator (MNO)
3. Pharmaceutical-grade, EU GMP-certified production authorized for export
4. Purpose-built for significant growth, profitability and operating leverage
5. Talented and experienced leadership with operational and regulatory expertise
6. Attractive valuation relative to MNO peer set
7. Expected NASDAQ listing



Platform Overview

Vertically Integrated Platform

At its core, Clever Leaves leverages its low-cost and pharma quality competitive advantages and selectively competes downstream

	Genetics	Cultivation	Extraction	Research & Development	Distribution	Brands
LATIN AMERICA	CLEVER LEAVES **COLOMBIA/LATAM**	Latin America's largest licensed producer of medical cannabis and hemp with 1.8M sq. ft. of GACP-certified cultivation and the region's only EU GMP-certified extraction operation			Exclusive distribution partnerships **BRAZIL**	
EUROPE	CLEVER LEAVES **PORTUGAL**	Provisionally licensed producer headquartered in Lisbon, with an 85 ha property in the south of Portugal, 1 ha of existing greenhouse and expansion underway, and a vision to construct GMP-certified pharmaceutical and processing facilities			IQANNA **GERMANY** – Frankfurt-based pharmaceutical brand and importer/distributor of medical cannabis product cansativa **GERMANY** – Minority investor in GDP and GMP-certified pharmaceutical company focused on cannabis importation and distribution	
NORTH AMERICA					Herbal Brands, Inc – Manufacturer and distributor of health and wellness products selling in over 10,000 retail locations in the US	

Colombia Leading the World

"Colombia looks to become the world's supplier of legal pot"

– Washington Post (March 10, 2018)

"Colombia seeks to be a cut above on cannabis"

– Financial Times (July 20, 2019)



"Given its cost advantages, we believe Colombia is positioned to become a major global export hub for cannabis, particularly if producers pursue EU GMP-compliant operating practices." *– Canaccord Genuity*



Bogota
0° Equator

Equatorial location creates ideal 12/12 hour cycle of sunlight for flowers

Over 70% of all cut flowers imported into the US come from Colombia (1)

(1) Source: US Customs and Border Protection

Ideally Suited for Industrial Scale Production

(US$)

Canadian oil sands



Cash cost per barrel: $26.64

71kg CO_2 per barrel

VS

Saudi oil fields



Cash cost per barrel: $8.98

27kg CO_2 per barrel

US manufacturing



Hourly manufacturing worker wage (2019): $27.70

Average workday: 8.3 hours

VS

Chinese manufacturing



Hourly manufacturing worker wage (2019): ~$5.00

Average workday: 8.9 hours

Canadian cannabis



20°F [1] / 6.3 hours of daylight [1]
Average cost per gram of $1.89 [2]
Licensed cannabis companies: 250+
Average elevation: 567 ft

VS

Colombian cannabis



65°F [3] / 12 hours of daylight [4]
Average cost per gram of $0.20 [5]
Licensed producers: 5-30 [5]
Average elevation: 8,300 ft

Cost Advantage: 3x | 5x | 9x

Note: 1.32 CAD = 1.00 USD as of 08/21/20
Source: Bureau of Labor Statistics, Health Canada, St. Louis Fed, The Colombian Ministry of Justice, WSJ barrel breakdown (2016), National Bureau of Statistics of China (249 workdays in 2019 via china.workingdays.org)
(1) Based on median temperature and hours of daylight for major cities for coldest month of the year
(2) Average of 2019 cost/g for APHA, ACB, TLRY and SNDL; source: company filings. Refer to filings for more detail on breakdown of costs
(3) Average temperature for coldest month of the year
(4) Winter statistic
(5) Reflects Management's estimates

Colombia Operating Advantages

- **Optimal growing conditions**
  - Colombia's location near the equator provides 12 hours of daily sunlight throughout the year, quality soil, abundant water and warm weather
    - Allows for year-round cultivation without artificial light
    - High elevation leads to improved pest mitigation
    - Dominant in flower exports
    - Well established infrastructure
- **Cost advantages**
  - Minimum wages in Colombia are considerably lower than in Canada (<$2.00 per hour versus $8.00-$12.00 per hour)
  - Clever Leaves' projected production costs of less than $0.20/gram [(1)], well below the average Canadian costs of $1.89/gram

2019 Cost per Gram of Dry Cannabis Flower



(US$)
Canadian average: $1.89
$0.20 (1)
$1.49
$1.85
$1.86
$2.36
CLEVER LEAVES
AURORA
aphria
SUNDIAL
TILRAY

CapEx per Square Foot of Cultivation Space



$14 (1)
~$200 (2)
CLEVER LEAVES

Note: 1.32 CAD = 1.00 USD as of 08/21/20. Represents "All-in" cost/g for FY2019 when reported as such. Refer to slide 46 for additional disclosures regarding non-GAAP financial measures
Source: Company filings. Refer to filings for more detail on cost breakdown
(1) Source: Management projections; cost/g includes packaging costs. Capex per sq. ft. for Colombia greenhouse only, represents total capex, including extraction capex, divided by total sq. ft. of cultivation
(2) Canadian peer set of ~$200 per sq. ft. Canadian peer set includes ACB, APHA, HEXO, OGI, SNDL and TLRY. Represents sum of FY2017-19 total capex, including extraction capex, divided by total current sq. ft. of cultivation space; average across peer set is rounded for illustrative purposes

Global Leader in Cultivation and Extraction

Clever Leaves has both the cultivation scale of the leading Canadian LPs and the extraction capabilities of Canada's top tier cannabis extractors

Current Cultivation Footprint *(sq. ft.)*


2,445,000
aphria
1,900,000
CLEVER LEAVES (1)
1,500,700
AURORA
1,300,000
PharmaCielo (2)
Nature's Choice From Colombia
1,124,000
HEXO CORP (3)
395,000
ORGANIGRAM (4)
287,000
SUNDIAL
166,000
THE GREEN ORGANIC DUTCHMAN
EST. 2012

Current Annual Dry Flower Extraction Capacity *(kg / year)*


425,000
THE VALENS COMPANY
300,000
MediPharm Labs
200,000
NEPTUNE WELLNESS SOLUTIONS
Expansion potential with limited investment
324,400
104,400
(Current)
CLEVER LEAVES (1)
56,000
RADIENT
45,600
AURORA (5)

Note: Per publicly available information
Source: Company filings and corporate websites
(1) Consists of 1.8M sq. ft. cultivation capacity in Colombia and 0.1M sq. ft. capacity in Portugal
(2) Represents 12 hectares converted to sq. ft. at 1 ha:107,639 sq. ft.
(3) Net of 200,000 sq. ft. of temporarily deferred activities in Gatineau facility, per Q2 2020 investor deck
(4) Represents completion of phases 4A-B of Moncton facility when fully operational
(5) Internal extraction capacity as of 09/30/19 MD&A

Scale and Strategy Set Clever Leaves Apart from LatAm Operators

Parent companies de-emphasizing LatAm subsidiaries and focusing on core operations

	CLEVER LEAVES	PharmaCielo	KHIRON	LATAM Holdings	ICC Labs Inc.	SpectrumCannabis Colombian Cannabis
Target End Geography	**Global**	Global	Latin America	Latin America	Global	Global
Cultivation Expansion Plan	**Multi-Site**	Contract Grow	Contract Grow	Multi-Site	Multi-Site	Not Defined
Current Internal Cultivation *(sq. ft.)*	**1,900,000**	~1,300,000 (1)	~80,000	NA	~21,000 (5)	NA
EU GMP-Certified	✓	X	X	X	X	X
Ownership	**Private (52% insider)** (2)	TSXV: PCLO (6% insider)	TSXV: KHRN (20% insider) (3)	aphria	AURORA	CANOPY GROWTH CORPORATION
Extraction Quota for THC Products (4)	**26,466 kg**	10,000 kg	9,300 kg	X	X	X
Extraction Facility	✓	✓	✓	Timing not disclosed	Timing not disclosed	Timing not disclosed
Access to THC Flower Production (6)	✓ (Portugal)	X	X	✓ (By ParentCo)	✓ (By ParentCo)	✓ (By ParentCo)

Source: Company filings, press releases
(1) Represents 12 hectares converted to sq. ft. at 1 ha:107,639 sq. ft
(2) Includes Management and Founders. Pro forma for exchange of Clever Leaves Exchangeable Shares
(3) Fully diluted as of 11/25/19; as reported in May 2020 investor presentation
(4) For Clever Leaves, extraction quota includes commercial quotas of 24,756kg and R&D quotas of 1,710 kg. Breakdown of commercial vs. R&D quota for peer companies not publicly available
(5) Excludes 800 acres of outdoor grow space
(6) Subject to receiving Portugal THC sales license; provisional license received in August 2020

“Better Mouse Trap” Has Received Media Attention

“Local operator **Clever Leaves has teamed up with US venture capitalists Northern Swan and is producing cannabis in Boyacá**, north of Bogotá.

Julián Wilches, a co-founder of Clever Leaves, believes **Colombia has the potential to become “the leading exporter of medical cannabis in the world”**.”

FT FINANCIAL TIMES

“Detwiler’s company is the first to get authorization from Colombia to grow psychoactive cannabis for commercial sale. It’s also the **only Colombian producer that has obtained import permits from Canada and Germany**.”

BARRON’S

“The South Dakota Democrat has just joined New York-based cannabis investment firm Northern Swan board of advisors. **Widely considered to be an expert in health and wellness, Daschle’s appointment could be a boon** for [Clever Leaves’] ongoing expansion efforts in the global medical cannabis market.”

Forbes

“Earlier this year, Benzinga spoke with Kyle Detwiler, CEO of Clever Leaves, after the firm announced it **was deploying nearly one million into the German marijuana market through an investment into Cansativa**.

Now, **Clever Leaves is in the spotlight again as the company has closed a $58 million Series D financing round**, bringing the total amount of capital raised to date to $96 million.”

YAHOO! FINANCE

Featured Interviews


A lot of promise in cannabis, says former Senate majority leader Tom Daschle

A lot of promise in cannabis, says former Senate majority leader

CNBC


KYLE DETWILER
Northern Swan CEO

“CBD could be the underpinnings for full legalization” in the US, says investor

YAHOO! FINANCE


CANNABIS CAPITAL SURGE

“Here’s how SPACs are changing the cannabis industry”

CNBC


MEJOR HABLEMOS
“DEMUESTRA QUE COLOMBIA TIENE LA MISMA CALIDAD DEL PRODUCTO DE PAÍSES DESARROLLADOS”.

“Shows that Colombia has the same product quality as developed countries”

MEJOR HABLEMOS

Video 1: Colombian Cultivation



Colombian Greenhouse Cultivation Site

1,800,000 sq. ft. of greenhouse completed. Perpetual harvest cycle operating since November 2018. GACP-certified in May 2020 and EU GMP-certified in July 2020



Phase 1 Completed
40,000 sq. ft. post-harvest processing facility
Phase 4 Completed
Phase 3 Completed
Phase 2 Completed
Phase 5
Cultivation Site #2
In Process

Project Apollo: Colombian Outdoor Cultivation Site

~73,000,000 sq. ft. of open field cannabis cultivation has the potential to create a global leader. Beginning tests to optimize cultivation techniques and genetics



Project Apollo
~700 ha
Initial Test Site
Greenhouse Site #1 Size
(30 ha) for reference

Project Apollo's Potential

(hectares of cultivation)



CLEVER LEAVES
700
Project Apollo has the potential to be over 5x larger than the current cultivation of the top Canadian LPs combined (1)
136 (1)
Select Canadian LPs
Project Apollo

Note: 1 ha:107,639 sq. ft
Source: Company filings, Wall Street research
(1) Sum of APHA, ACB, WEED, HEXO, OGI, TGOD, TLRY, SNDL current cultivation capacity

Video 2: Colombian Extraction



EU GMP Certification Accelerates European Pharma Expansion

Clever Leaves achieved EU GMP certification in July 2020, bolstering its competitive advantage and status as a leader in the global cannabis industry

EU GMP-Certified Vertically Integrated Botanical Extractors (5+)

Tilray, Clever Leaves, Aurora, Aphria, Panaxia Pharmaceutical Industries

EU GMP-Certified Flower Producers (10+)

Aurora, Canopy Growth Corporation, Natural Med Co., Aphria, Cronos Group, Northern Green Canada, Tilray, Bedrocan, Holigen Global Health, TerrAscend

Not EU GMP-Certified (1,000's)

Abacus Health Products, Inc., CanniMed, CV Sciences, Hexo, Mile High Labs, Planet 13 Holdings Inc., Trulieve, Acreage Holdings, Charlotte's Web, EXL, Indiva, Neptune Wellness Solutions, Sundial, Vivo Cannabis, 3CL Pharma Breath Of Life, Cresco Labs, GTI, Khiron, Organigram, Supreme, Vireo, Caliva, Curaleaf, Harvest, MedMen, PharmaCielo, The Green Organic Dutchman, Zenabis

EU GMP unlocks higher price points and creates early mover advantage

Note: Clever Leaves' Colombian facilities received EU GMP certification in July 2020

Source: Company filings, EudraGMDP database, press releases, MJBiz Daily "More Canadian cannabis…EU GMP certifications" published 03/09/20

Colombian Pharma-Grade Extraction Operations

EU GMP-certified facility with 104,400 kg per year of dry flower extraction capacity, expandable to 300,000+ kg per year with limited investment






Systems

Three CO_2 extractors installed
Distillation and isolation equipment
THC removal capabilities

Bulk Products

Crude Oil Extracts
Distillates
Isolates

End Products

Spray Bottles
Tinctures

EU GMP-Certified

EU GMP-certified as of July 2020
INVIMA GMP-certified (Colombia / LatAm)
ISO 8 production areas

Laboratories

QC lab with UHPLC, GC, and MS systems
Fully equipped R&D lab

Expansion

Design allows for expansion
Three adjacent lots under contract
One lot currently under construction
29,000 sq. ft. of expansion capacity

Expansion into Portugal

Following two years of development work, in August 2020, Clever Leaves Portugal became provisionally licensed for commercial sales at its 9M+ sq. ft. operation

Portugal



ACQUIRED: 85 ha property with 1 ha of existing and operational greenhouses

EXISTING GREENHOUSES: 100,000 sq. ft. of existing greenhouses can reduce licensing time by 6-12 months

LICENSING: Provisionally licensed for commercial sales in August 2020

IRRIGATION: Linked to major national reservoirs (capacity of 485M m^3)

First Test Harvest Completed in 1H 2020







Favorable Regulatory Framework	Stable Economy with Available Infrastructure and Talent	Attractive Climate and Low-Cost Position in the European Union	Ability to Compete in the European Cannabis Flower Industry

Video 3: Portugal

CLEVER LEAVES



How Clever Leaves Portugal Was Sited

Clever Leaves engaged a leading Portuguese agricultural consultancy to perform micro-climate analyses in order to ideally situate the Portugal facility

Micro-Climate Analysis

- Clever Leaves engaged a leading agricultural consultancy to determine the ideal subregion of Portugal for cannabis cultivation
- Using criteria based on Clever Leaves' experience in Colombia, the team analyzed temperature, humidity, rainfall, sunlight intensity, sunlight hours, water quality, and municipal receptivity to cannabis, among other factors, to target potential sites
- This analysis resulted in 30+ site visits and the acquisition of two adjacent properties totaling 85 ha for indoor and outdoor cultivation and post-harvest processing

Strategic Location



Portugal
Cantanhede
TILRAY
Odemira
CLEVER LEAVES
Aljustrel
HOLIGEN
Climate Analysis Focus Zone

Sources: Company filings, management estimates

Portugal Assets Full Buildout Potential

Clever Leaves' Portugal asset has only just begun development, with the upside of 35 ha of total greenhouse area, 5 ha of outdoor growing space reserved, as well as 10,000 m^2 of post-harvest and administrative facilities

Construction Schematic



Existing Greenhouse
I&II
IV
III
5.0Ha
Outdoor Planting

Potential Buildout Phases

(hectares of cultivation area)



Existing Cultivation Area
Incremental Cultivation Area
Cumulative Cultivation Area
1.0
3.0
2.0
11.4
8.4
21.4
10.0
35.0
13.6
Existing
Phase I
Phase II
Phase III
Phase IV

	Existing	Phase I	Phase II	Phase III	Phase IV
Total Greenhouses	1	3	10	22	35
Infrastructure Required	Small-scale post-harvest facility	Post-harvest processing facility suitable for EU GMP certification	Admin support facility	5 ha outdoor growing area & off-site extraction facility	Expanded post-harvest facility

Product Overview



Product Offering Summary

Raw Materials / Ingredients			Finished Products
			
CBD Isolate	**Bulk Extracts** Full Spectrum Crude Oil / Standardized Extracts	**Dry Flower** High CBD (Colombia) High THC (Portugal)	**White Label and Private Label** High CBD / Balanced / High THC

Cannabidiol CBD
Pure Crystals
Standardized extract of Cannabis:
ORAL SOLUTION CBD 4% THC

QUALITY STANDARDS

✓	✓	✓
INVIMA Certified *(November 2019)*	**GACP** Certified *(May 2020)*	**EU GMP** Certified *(July 2020)*

Raw Material / Ingredients

CBD Isolate	Dry Flower



Cannabidiol CBD
Pure Crystals
360



Appearance



High CBD

Only saleable in Colombia
Decarboxylation available

High THC

Produced in Portugal

CLEVER LEAVES 360

Raw Material / Ingredients *(Cont'd)*

Bulk Extracts

Full Spectrum Crude Oil

>65% CBD and <4% THC
High-THC Crude Oil Specs TBD

Standardized Extracts

20% CBD : <1% THC
10% CBD : <1% THC
5% CBD : <0.2% THC


Standardized extract of Cannabis:
Cannabidiol 5%
Tetrahydrocannabinol <0,2%
Net weight 1kg
CLEVER 360



Appearance

Finished Products

Oral Solutions and Other Finished Products

High CBD

2.5% CBD : <0.2% THC
4% CBD : <0.2% THC + TERPENES
5% CBD : <0.2% THC
10% CBD : <1% THC
10% CBD : 1% THC
20% CBD : <1% THC
10% CBD : <0.5% THC

Balanced

1:1
2.5:2.5

High THC

<1% CBD : 5% THC


ORAL SOLUTION CBD 4% THC
Storage conditions: Store the produc
original package, protected from li
Dot not store above 30°C.
Made in Colombia.
Ecomedics S.A.S. Parque Industrial T
Km 2 vía Briceño - Zipaquirá Bodeg
Cundinamarca - Colombia.
000846
h Number:
ufacture date:
st Date:
Content 30 ml
ple with No Commercial value
ORAL SOLUTION CBD 4% THC

CLEVER LEAVES 360

End-Market Strategy



Europe is Primed for Cannabis

The combination of high start-up costs, regulatory viability, pricing and economic strength position Europe as the biggest cannabis opportunity when compared to existing geographies

Geography	**Canada** 	**United States** 	**Europe** 
2019 Population [(1)]	38 million	327 million	741 million
2019 GDP [(1)] *(US$)*	$1.7 trillion	$21.4 trillion	$18.8 trillion
Cannabis Legality	Legal and regulated	Federally illegal	Country-specific
Start-up Costs	Low	West Coast: Very Low East Coast: Moderate	High
EU GMP Required	No	No	Yes
Number of Licensed Cultivators	~390 [(2)]	2,000+ [(3)]	~50+ [(4)]
Average Price per Gram of Cannabis Flower at Retail [(5)] *(US$)*	Canada[(6)]: ~$7.40	US[(7),(8)]: ~$5.10	Europe[(4)]: ~$9.30 Germany[(9)]: ~$22.00

Note: Nominal GDP; $ in US$; 0.84 EURO:1.00 USD, 1.32 CAD = 1.00 USD as of 08/21/20
(1) Source: World Bank Open Data; US Bureau of Economic Analysis 1Q 2020 GDP Estimate published 05/28/20
(2) Source: Health Canada as of 05/22/20
(3) Source: AmericanMarijuana.org
(4) Source: Prohibition Partners "The European Cannabis Report" published in January 2019. Reflects 2018 prices
(5) Average prices rounded to nearest $0.10
(6) Source: StatCan. Reflects 4Q 2019 retail prices
(7) Derived from US spot rate wholesale prices per pound. Reflects 2019 average
(8) Assumes retail premium to wholesale equal to Canada
(9) Source: MJBiz Daily "Germany reveals wholesale…windfall for suppliers" published on 11/22/19

Germany: Leading the European Medical Cannabis Industry

Germany's medical cannabis industry has continued to grow rapidly, now with over 100,000 patients, and expected to grow to a potential of 1,600,000 patients by 2024 [(1)]

German Medical Cannabis Industry Framing

Medical demand has increased exponentially since legislation	• Germany currently has an estimated 100,000 medical cannabis patients, with an estimated yearly consumption of 36,000 kg of medical cannabis products [(2)] • German pharmacies processed 267,348 prescriptions under the statutory program in 2019, up 44% from 2018 [(3)]
Significant near-term growth	• The German medical cannabis industry was worth approximately $191M in 2019 [(3)], and estimated to rise to over $8B by 2028 [(4)]
Distribution through pharmacies which are fragmented	• Pharmacies are fragmented by law, with no chains of more than four locations under ownership by a single entity, resulting in a complex downstream supply chain • Cannabis products **require EU GMP certification** and are prescribed by traditional & specialist physicians, and fulfilled via pharmacies and pharmacists, leveraging traditional incumbent supply chain players
Opportunity to build early share in potential California-sized legal opportunity	• There are an estimated 3.7M cannabis users in Germany [(4)], comprising over 4% of the population • If legalized, the German recreational opportunity is estimated to be worth more than $9B by 2028 [(4)]

Cannabis Sales in Germany [(5)]

(US$ in M)



2018-19 YoY Growth: 68%
$114
$31
$17
$29
$37
$191
$52
$22
$57
$61
2018
2019
Non-Reimbursed Sales Estimate (3)
Finished Pharma Products
Preparations
Unprocessed Flower

German Medical Cannabis Patient Penetration

Current Medical Cannabis Patients per 1,000 People



Potential for ~13x growth without factoring in recreational potential
1
10
13
(6)
(7)
(8)

Note: US$. 0.84 EURO = 1.00 USD as of 08/21/20
(1) Assumes 2% of Germany's population of 83M are potential medical cannabis patients
(2) Assumes monthly cannabis consumption of 30 grams per patient
(3) Source: MJBiz Daily "Medical Cannabis in Europe" Second Edition
(4) Source: Prohibition Partners "The Germany Cannabis Report" published October 2019
(5) Source: GKV-Spitzenverband. Numbers may not sum due to rounding
(6) Source: INSIGHT Health data; as of Q3 2019
(7) Source: StatCan; as of 09/30/19
(8) Source: Marijuana Policy Project; as of 05/28/20

Germany is a Hub to the European Market

Germany is evolving as an economic, regulatory and logistical hub for medical cannabis, helping shape or influence regulation in other geographies

German Pharma Standards Well Regarded



Pharmacopoea Germanica
The German Pharmacopoeia
Scholar SELECT
CHARLES L. LOCHMAN

- Germany is considered one of the Pharmaceutical leaders of Europe, holding strict regulation for healthcare quality and safety
- Adherence to the Pharmacopoeia Germanica allows pharmaceutical compounds, including cannabis, to be registered for sale in the German Market
- Minor, country-specific adjustments may allow products to be exported to other EU countries from Germany with limited additional registration
- For example, cannabis for sale in Poland or Switzerland requires minimal additional validation if the product has been imported via Germany
- Historically, 56% of EU pharmaceutical drug launches first occurred in Germany [1]

Germany could influence European cannabis markets, as well as serve as a logistical and regulatory hub

Colombia or Portugal can export directly to multiple countries, or first to Germany for central processing and subsequent export around Europe



Target export destination
GERMANY
3 h by plane
1.5 h
15 h
30 h by train
12 h
24 h by truck
Sweden
Finland
Estonia
Latvia
Lithuania
RU
Belarus
Denmark
Ireland
UK
Netherlands
Belgium
Luxembourg
France
Switzerland
Poland
Czechia
Slovak Republic
Austria
Hungary
Ukraine
Moldova
Romania
Slovenia
Croatia
Serbia
Bosnia-Herzegovina
Bulgaria
Montenegro
Kosovo
Macedonia
Albania
Greece
Italy
Portugal
Spain
Malta

CLEVER LEAVES

(1) Source: Health Journal 2017

Selling in Germany Requires Several Licenses and Significant Lead Time

Flowers | Extracts | Products

1. Import
   - IQANNA
     - Logistics
     - Initial product listing
2. Product Registration
   - Administrative registration
   - Batch release
   - Pharmacopeia validation
3. Processing
   - Controlled product storage
   - Bulk to finished processing
4. Legal Manufacturing
   - Primary and secondary packaging
   - Validation and certification
5. Release
   - Product Legally Salable in Europe
6. Order Management
7. Distribution
   - ✓ Direct to Pharmacies (DE)
   - ✓ Via Distributors (DE)
   - ✓ Via Wholesalers (EU)

Requirements to Handle Narcotic and Psychotropic Products

12+ Months	4+ Licenses	~2 Audits per Year
of administrative paperwork and lead time (1)	requiring extensive internal systems and procedures (1,2)	at random by regional and federal authorities

(1) Steps 1-5 to handle Narcotic and Psychotropic products require 12+ months of processing, governed by several licenses
(2) Licenses include: Wholesale Distribution (WDA) – 52a AMG, Manufacturing and Import Authorization (MIA) §13,72AMG, Narcotics License §3BtmG, EUGMP and EUGDP Certifications. Obtaining these licenses requires extensive and validated Quality Management Systems, certified Standard Operating Procedures and trained Quality Assurance personnel

Success in Germany Requires Significant Strategic Investment in Distribution

Canadian LPs have demonstrated the importance of owning the supply chain from a regulatory, operational and economic perspective. Early movers have built internal import and distribution assets to unlock EU geography

Limited Number of Large Importers

	Company	Approach	Importers
Dual Track	Clever Leaves	*Clever Leaves' approach reduces reliance on German import partners*	IQANNA (subsidiary); cansativa (non-control investment)
Distribution by Acquisition	Aurora	*Acquired Pedanios in 2017, CanniMed (contract with Fagron) in 2018, and MedReleaf (contract with Cannamedical) in 2018*	Pedanios (subsidiary); Fagron (contract/agreement); Cannamedical Pharma GmbH (contract/agreement)
Distribution by Acquisition	Canopy Growth Corporation	*Acquired MedCann Gmbh in 2016 (now known as Spektrum)*	Spektrum Cannabis (subsidiary)
Contractual Distribution	Cronos Group	*Relying on third party importers; restarting via Pohl Boskamp after Pedanios acquired by Aurora*	Pedanios (contract/agreement); Pohl Boskamp (contract/agreement)
Contractual Distribution	Tilray	*Relying on third party importers*	paesel + lorei (contract/agreement)

Legend: Subsidiary (control) | Non-control investment | Contract/agreement

Source: Company websites, press releases, news outlets, Noweda supplier materials

CLEVER LEAVES

German Distribution Assets Unlock the EU Industry

Clever Leaves has established two conduits into Germany, creating an ecosystem to connect low-cost product with one of the highest price point sales channels

Value Chain



Production
Distribution
Pharmacy Sales

Indicative Margins (Flower) (1)



€25
€20
€15
€10
€5
€-
€ / gram
Importer gross margin may equal cultivator's gross revenue
€4.5
€9.0
€4.5
€17.0
€8.0
Cultivator
Importer
Pharmacist

Population Access (M)



2.25x
Potential Sales Expansion
38
83
Canada
Germany

cansativa®

Investment Partnership with Existing Distributor

Current
17% Ownership 1 of 5 Board Seats

- Supply / distribution partnership based on most favored nations
- Exclusivity on Colombian and LatAm imports
- Two licensed, GDP and GMP-certified operations
- Selected as exclusive distributor of German-produced cannabis under 4-year contract with BfArM

IQANNA

Current
100% Ownership

- Pending global pharmaceutical brand
- Pending licenses for importation and distribution
- Focused on wholesale, large-scale distribution

(1) Source: Management estimates

Brazil Requires Import of Medical Cannabis

In December 2019, the Brazilian health authority, ANVISA, agreed to permit the importation of medical cannabis products while prohibiting domestic cultivation

Before
The previous medical cannabis structure in Brazil required patients to get individual authorizations to import medical cannabis products, which proved insufficient to meet growing demand

New Opportunity
Bulk cannabis imports to Brazil are now allowed for the first time

- Focused on importing extracts as semi-finished raw material for sale directly to patients through pharmacies
- Denies cultivation of medical cannabis in Brazil
- Manufacturers must have GMP production standards certified by ANVISA
- Tropical zone stability data often required for products, and typically not pursued by North American or European pharmaceutical or cannabis companies

Brazilian Regulatory Environment
Cannabis is legal for medical and industrial uses, and partially decriminalized for recreational use

Medical: Obtain through a doctor's prescription only

Recreational: Decriminalized growth and use since 2006, but sale and purchase remains illegal

Over 3 million possible cannabis patients (1)
210 million total population



Brazil has the potential to become the country with the ***most cannabis patients in Latin America***

Clever Leaves is positioned to be an early mover in Brazil, with the opportunity to export **as early as Q1 2021.** First ~$1M binding supply agreement executed

Source: MJBizDaily, Prohibition Partners LatAm, New Frontier Data
(1) In the first 36 months of medical legalization

Herbal Brands Overview

In Q2 2019, Clever Leaves acquired a branded nutraceutical company now known as Herbal Brands. With a GMP manufacturing center in Arizona and a sales office in Tennessee, the acquisition creates a unique "call option" to capture the future US opportunity

Brands and Product Offerings

Trusted same-day detox for nearly 30 years	Maximum strength same-day toxin cleanser	Healthy and convenient cleansing products	Premium personal health and wellness products

High Quality National Consumer Base

Acquisition Highlights

- ✓ Access to ~10,000 retail locations across the US
- ✓ Platform to launch CBD in the US, post-legalization
- ✓ Inhouse manufacturing and product development capabilities

CLEVER LEAVES

Video 4: Herbal Brands


Herbal Brands™
Trusted Brands Since 1990

HERBAL CLEAN®

TOTAL ECLIPSE®

SIMPLY SLENDER™

doctorcare™ plus



Financials

Building the B2B Sales Pipeline

In April 2020, Clever Leaves announced a LatAm supply agreement with Canopy Growth Corp., foreshadowing the B2B opportunity for Clever Leaves

Supply Agreement With Canopy Growth Corp.

- Clever Leaves is slated to provide its partner with a **steady supply of extracted cannabis products**
- **One-year agreement** with option to renew for two additional years
- **First shipment in January 2020** from Clever Leaves' GMP-certified facilities in Colombia

Advantages for Clever Leaves

CLEVER LEAVES

- Affirms Clever Leaves' position as a cannabis industry **leader in Latin America**
- Paves the way for Colombia to become a **hub in the global cannabinoid supply chain**
- Connects Clever Leaves' **large-scale capacity** with one of the companies that is best positioned to bring cannabis products to market across LatAm

Advantages for Canopy Growth Corp.

CANOPY GROWTH CORPORATION

- Allows Canopy to **accelerate time to market**
- **Ensures future supply availability** via Latin America's **only GMP-certified cannabis facility**
- Enables **asset-light go-to-market strategy**

Pipeline Opportunities

- Clever Leaves is building its sales pipeline with other operators around the globe, representing a cross-section of industries

Global cannabis operators

Latin American cannabis operators

Pharmaceutical companies

Nutraceutical companies

Cosmetics companies

Government agencies

2020E Pipeline By Region



Rest of World 5%
LatAm 32%
Australia / New Zealand 14%
Europe 49%

Note: "B2B" stands for business-to-business. Represents Company B2B sales pipeline as of 06/08/20

Financial Projections

Financial Forecast



(US$ in M)
Revenue
EBITDA
Gross Profit %
63%
67%
76%
75%
$12
($23)
$72
$11
$140
$47
~$500
~$200
2020E
2021E
2022E
Long Term Target

	2020E	2021E	2022E	Long Term Target
CapEx	**$4**	**$10**	**$21**	**~$25**

Revenue Breakdown by Product



2020E
3%
23%
74%
2021E
17%
4%
38%
41%
2022E
7%
13%
41%
39%
Long Term Target
3%
17%
24%
56%
Flower
Herbal Brands
Extracts
Branded Cannabinoid Products

Note: Represents Management projections. Percentage may not equate to 100% due to rounding. Does not include the benefit or impact of non-consolidated investments such as Lift & Co. and Cansativa. See slide 46 for additional disclosures regarding financial projections

Transaction Overview



Transaction Overview

Transaction Highlights

- ✓ Anticipated pro forma enterprise value of $255M
- ✓ Clever Leaves shareholders rolling over 96% of their equity ownership
- ✓ Clever Leaves earnout up to 1.8M shares [(1)]
- ✓ Transaction minimum cash condition of $60M
- ✓ Expected NASDAQ listing
- ✓ Completion of transaction expected in Q4 2020

Pro Forma Valuation

Pro Forma Total Shares Outstanding (M)	33.1
Price Per Share	$10.00
PF Fully Diluted Equity Value	**$330.7**
Plus: PF Debt	37.2
Less: PF Cash	(112.9)
PF Fully Diluted Enterprise Value	**$255.0**

Pro Forma Equity Ownership %



SAMA Founders 4.9%
Existing SAMA Shareholders 39.2%
Clever Leaves Current Shareholders 55.9%

Transaction Source and Uses

Sources

SAMA Cash [(2)]	$132.4
Clever Leaves Cash [(3)]	2.0
Newly Issued Clever Leaves Common Equity	184.8
Existing Debt [(4)]	37.2
Total Sources	**$356.4**

Uses

Post-Closing Cash Balance	$112.9
Rollover of Existing Debt [(4)]	37.2
Cash to Certain Shareholders	7.5
Clever Leaves Common Stock Rollover	184.8
Transaction Fees and Expenses [(5)]	14.0
Total Uses	**$356.4**

Note: US$ in M. Pro Forma share count assumes no redemptions from current levels and includes 1.6M SAMA Founder's shares (assumes 50% founder's share restructuring), 13.0M Public SPAC shares and 18.3M Clever Leaves rollover shares and common share equivalents on a TSM basis; Pro Forma share count excludes 17.2M SAMA warrants assumed to be out of the money at transaction close, and any Clever Leaves out-of-the-money equity awards as of transaction close; Pro Forma share count also excludes up to 1.8M Clever Leaves earnout shares and up to 1.6M SAM founder's earnout shares

(1) Clever Leaves earnout is comprised of up to 1.8M shares; paid out in two equal tranches at stock price targets of $12.50 and $15.00, respectively
(2) Assumes no redemptions from current levels. Cash in trust includes interest
(3) Management estimates of $2M cash on balance sheet at close
(4) Includes principal balance $30.0M Convertible note and $7.2M HBI note assumed to remain outstanding at transaction close
(5) Includes Colombian tax liability expected to be due at close

Pro Forma Capitalization and Growth Opportunities

When the contemplated transaction is consummated, Clever Leaves is expected to be among the best-capitalized cannabis companies in the industry

Public Comparable Companies Capitalization (1)



(US$ in M)
Cash
Debt
$466
$1,543
$1,335
$371
$376
$552
$210
$554
$139
$76
$121
$37
$113
$87
$93
$29
$33
$134
$40
$2
$19
$13
CANOPY GROWTH
CRONOS GROUP
aphria
AURORA
TILRAY
HEXO CORP
(2)
CLEVER LEAVES
ORGANIGRAM
SUNDIAL
KHIRON
PharmaCielo
Nature's Choice From Colombia

Capital Deployment Opportunities

ACCELERATE EXISTING GROWTH INITIATIVES

- ✓ Portugal greenhouse expansion and EU GMP preparation
- ✓ Investment in sales team
- ✓ Project Apollo
- ✓ German IQANNA launch

OPPORTUNISTIC M&A

- ✓ Investment in distribution assets
- ✓ Capitalize on US regulatory developments
- ✓ Non-cannabis opportunities where cannabis linkage can augment growth

Note: 1.32 CAD = 1.00 USD as of 08/21/20
Source: Most recent company filings, press releases
(1) Represents most recent quarter cash and debt balances and adjusted for share issuances and other significant publicly disclosed transactions
(2) Pro forma for contemplated transaction. Assumes no additional shareholder redemptions, no debt paydown

CLEVER LEAVES

Public Comparable Companies – Growth and Margin

2019A-2022E Revenue CAGR


235%
162%
139%
124%
98%
54%
43%
40%
31%
28%
21%
21%
PharmaCielo (1)
Nature's Choice From Colombia
CLEVER LEAVES (2)
The Green Organic Dutchman (3)
KHIRON
CRONOS GROUP
HEXO CORP
CANOPY GROWTH
TILRAY
aphria
AURORA
ORGANIGRAM
SUNDIAL (3)

EBITDA Margins


2021E
2022E
15%
33%
37%
33%
13%
21%
15%
19%
13%
19%
NM
14%
7%
14%
3%
12%
NM
10%
NM
7%
NM
2%
NM NM
CLEVER LEAVES (2)
PharmaCielo (1)
Nature's Choice From Colombia
AURORA
ORGANIGRAM
aphria
CANOPY GROWTH
HEXO CORP
TILRAY
SUNDIAL
The Green Organic Dutchman
KHIRON
CRONOS GROUP

Source: Wall Street Research, Company filings, Capital IQ

Note: Market data as of 08/21/20. Years represent calendar years. NM denotes margins that are less than zero. NA denotes consensus estimates not available. EBITDA margins sorted greatest to least by 2022E margin

(1) Reflects estimates via Cormark Securities

(2) Represents Management projections. See slide 46 for additional disclosures regarding financial projections

(3) Represents 2019A-2021E CAGR as 2022E consensus estimates not available

Publicly Comparable Companies – Trading Multiples

Enterprise Value / Revenue



2021E
2022E
US/Dual Listed
2021E Median = 3.7x
2022E Median = 2.8x
Canadian Listed
2021E Median = 0.9x
2022E Median = 0.6x
10.2x
6.0x
6.4x
3.3x
4.1x
2.9x
3.7x
2.8x
4.6x
2.8x
2.4x
2.0x
3.6x
1.8x
2.5x
1.6x
1.5x
1.1x
2.7x
1.4x
1.1x
0.8x
0.7x
0.3x
CANOPY GROWTH
CRONOS GROUP
AURORA
TILRAY
aphria (1)
ORGANIGRAM
(2) CLEVER LEAVES
HEXO CORP
SUNDIAL
(3) PharmaCielo
Nature's Choice From Colombia
KHIRON

Enterprise Value / EBITDA



2021E
2022E
US/Dual Listed
2021E Median = 27.6x
2022E Median = 11.2x
Canadian Listed
2022E Median = 10.0x
NM
41.8x
NM
24.7x
31.7x
13.8x
37.4x
11.9x
15.9x
10.4x
NM
10.2x
18.6x
9.2x
23.6x
5.4x
NM NM
NM
19.2x
NM
17.4x
3.0x 2.5x
CANOPY GROWTH
TILRAY
AURORA
HEXO CORP
ORGANIGRAM
SUNDIAL
aphria (1)
(2) CLEVER LEAVES
CRONOS GROUP
KHIRON
(3) PharmaCielo
Nature's Choice From Colombia

Source: Wall Street Research, Company filings, Capital IQ
Note: Market data as of 08/21/20. 1.32 CAD = 1.00 USD. Years represent calendar years. NM denotes multiples that are less than zero or greater than 100x. NA denotes consensus estimates not available. Sorted by 2022E multiples and by exchanged listing
(1) Adjusts for subtracting purchase price of CC Pharma from total enterprise value and subtracting the annualized impact of the most recent quarter's distribution revenue and earnings before taxes from consensus estimates
(2) Represents Clever Leaves pro forma enterprise value multiples at transaction close and assumes no redemptions from current levels. Represents Management projections. See slide 46 for additional disclosures regarding financial projections
(3) Reflects estimates via Cormark Securities

Disclaimer

Disclaimer

This presentation (this "Presentation") is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination between Clever Leaves International Inc. ("Clever Leaves") and Schultze Special Purpose Acquisition Corp. ("SAMA") and related transactions (the "Proposed Transactions") and for no other purpose.

No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will SAMA, Clever Leaves or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and source as well as from research reports prepared for other purposes. Neither SAMA nor Clever Leaves has independently verified the data obtained from these sources and cannot assure you of the data's accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Clever Leaves or the Proposed Transactions. Viewers of this Presentation should each make their own evaluation of Clever Leaves and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.

Important Information and Where to Find It

In connection with the Proposed Transactions, Clever Leaves Holdings Inc. ("Holdco") has filed a Registration Statement on Form S-4 (the "Form S-4") with the U.S. Securities and Exchange Commission (the "SEC") which includes a prospectus with respect to Holdco's securities to be issued in connection with the Proposed Transactions and a proxy statement with respect to SAMA's stockholder meeting at which SAMA's stockholders will be asked to vote on the Proposed Transactions. The Form S-4 has not become effective. SAMA, Clever Leaves and Holdco urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents contain important information about the Proposed Transactions. Following the Form S-4 having been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of SAMA as of a record date to be established for voting on the Proposed Transactions. SAMA's stockholders can also obtain a copy of such documents, without charge, by directing a request to: Schultze Special Purpose Acquisition Corp, 800 Westchester Avenue, Suite 632, Rye Brook, New York 10573; e-mail: sdu@samco.net. These documents can also be obtained, without charge, at the SEC's web site (http://www.sec.gov).

Participants in the Solicitation

SAMA, Clever Leaves and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SAMA stockholders in connection with the Proposed Transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of SAMA's directors in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 10, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SAMA's stockholders in connection with the Proposed Transactions is set forth in the proxy statement/prospectus included in the Form S-4. Information concerning the interests of SAMA's and Clever Leaves' participants in the solicitation, which may, in some cases, be different than those of SAMA's and Clever Leaves' equity holders generally, is set forth in the proxy statement/prospectus included in the Form S-4. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus and related documents filed with the SEC carefully before making any voting or investment decisions. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This Presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Trademarks

This Presentation contains trademarks, service marks, trade names and copyrights of SAMA, Clever Leaves and other companies, which are the property of their respective owners.

Disclaimer *(cont.)*

Forward-Looking Statements

This Presentation includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements and factors that may cause such differences include, without limitation, SAMA’s and Clever Leaves’ inability to complete the Proposed Transactions; matters discovered by the parties as they complete their respective due diligence investigation of the other; the inability to recognize the anticipated benefits of the Proposed Transactions, which may be affected by, among other things, the amount of cash available following any redemptions by SAMA stockholders; the ability to meet Nasdaq’s listing standards following the consummation of the Proposed Transactions; costs related to the Proposed Transactions; expectations with respect to future performance and growth; the timing of the completion of the Proposed Transactions; Clever Leaves’ ability to execute its business plans and strategy and to receive regulatory approvals; potential litigation involving the parties; global economic conditions; geopolitical events and regulatory changes; access to additional financing; and other risks and uncertainties indicated from time to time in filings with the SEC. Other factors include the possibility that the Proposed Transactions do not close, including due to the failure to receive required security holder approvals, the failure to obtain an extension of SAMA’s business combination deadline or the failure of other closing conditions. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in SAMA’s most recent filings with the SEC and will be contained in the proxy statement/prospectus expected to be filed in connection with the proposed transactions described above. All subsequent written and oral forward-looking statements concerning SAMA or Clever Leaves, the transactions described herein or other matters and attributable to SAMA, Clever Leaves or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SAMA and Clever Leaves expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in SAMA’s and Clever Leaves’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Certain Clever Leaves Unaudited Financial Projections

This presentation contains certain unaudited projected financial information of Clever Leaves. These projections have not been prepared in accordance with GAAP and IFRS, Clever Leaves’ independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the projections and does not express an opinion on or any form of assurance related to the projections. The projections were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Clever Leaves.

Additionally, the projections are inherently forward looking and span multiple years. Consequently, the projections, as with all forward-looking information, become subject to greater unpredictability and uncertainty with each successive year. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict or estimate and most of which are beyond Clever Leaves’ control. The projections also reflect assumptions regarding the continuing nature of certain business decisions that, in reality, would be subject to change. Important factors that may affect actual results or the achievability of the projections include, but are not limited to, failure to implement Clever Leaves’ business strategy; failure to capitalize on Clever Leaves’ expected market opportunities; lack of regulatory approval and market acceptance of Clever Leaves’ new products, product enhancements; regulatory developments in key markets for the company's products; decreased demand for Clever Leaves’ products; product liability claims exposure; failure to otherwise comply with laws and regulations; changes in general economic and business conditions; changes in currency exchange rates and interest rates; and other risks and uncertainties

Accordingly, there can be no assurance that the projections will be realized and actual results may vary materially from those projected. The inclusion of a summary of the projections in this document should not be regarded as an indication that Clever Leaves or any of its affiliates, officers, directors, advisors or other representatives considered or consider the projections to be necessarily predictive of actual future events or results of Clever Leaves’ operations, and, consequently, the projections should not be relied on in such a manner. Neither Clever Leaves nor any of its affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the projections, and neither Clever Leaves nor any of its affiliates undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing or developments and events occurring after the date of the projections or that may occur in the future, even in the event that any or all of the assumptions underlying the projections are not realized. Clever Leaves does not intend to make available publicly any update or other revision to the projections, except as otherwise required by law. None of Clever Leaves nor any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any Clever Leaves shareholder or other person regarding the ultimate performance of Clever Leaves compared to the information contained in the projections or that the projections will be achieved. Clever Leaves has not made any representations to SAMA concerning the projections.

In light of the foregoing factors and the uncertainties inherent in the projections, Clever Leaves’ and SAMA shareholders are cautioned not to place undue, if any, reliance on the information presented in the projections.

Non-GAAP Financial Measures

This Presentation also contains certain non-GAAP financial measures which have not been and will not be audited. These non-GAAP financial measures are not recognized measures of financial performance or liquidity under US GAAP, but are measures used by management to monitor the underlying performance of Clever Leaves’ business and operations. These non-GAAP measures may not be indicative of Clever Leaves’ historical operating results nor are such measures meant to be predicative of future results. These measures and ratios may not be comparable to those used by other companies under the same or similar names. As such, undue reliance should not be placed on these non-GAAP financial measures. Certain numbers herein are unaudited and are based on internal records and/or estimates. We have not reconciled the non-GAAP forward-looking information to their corresponding GAAP measures because the exact amounts for these items are not currently determinable without unreasonable efforts but may be significant.